FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, A Grigorian°, N J Holland
†
(Chief Financial
Officer), J M McMahon
†
, J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za
Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.za
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
camartin@gfexpl.com
M E D I A    R E L E A S E
Gold Fields to Invest R4.7 billion in South Africa
Johannesburg, 7 September 2006: Gold Fields Limited (Gold Fields) (NYSE:
GFI; JSE: GFI) is pleased to announce that it will invest R4.7 billion in the deepening of the Driefontein and Kloof Gold Mines in South Africa, the
Company’s flagship operations.
These projects will access an additional 10.8 million ounces of gold below the current infrastructure of the two mines.
Ian Cockerill, Chief Executive Officer of Gold Fields, said:
“South Africa remains one of the premier gold mining destinations in the world. In global gold mining parlance, South Africa is elephant country!
These investments will extend our South African production profile to at least
2035, strengthening further the solid foundation from which Gold Fields will continue to pursue its existing commitment to international growth.”
Due to Gold Fields’ current strong cash flow generation the planned investments will be funded from internal sources.
Driefontein Gold Mine: 9 Sub-vertical Shaft Depth Extension Project
At the Driefontein Gold Mine the company aims to invest R3.3 billion to deepen the existing 9 Sub-vertical shaft system from its current depth of 1,988 meters below datum (43 level) to a final depth of 4,121 meters below datum
(58 level), making it the deepest mine in the world.
This will enable Driefontein to mine an additional 8.8 million ounces of reserves, contained in a resource of 13.9 million ounces below the existing infrastructure of the mine, and will extend the life of the mine by at least 13 years to approximately 2035. The project will mine the Single and Multiple
Band Carbon Leader Reef at an average head grade of 8.2 grams per ton.
The project was planned using a long-term gold price of R100,000 per kilogram, with a break even gold price of R85,360 per kilogram. The life of mine cash costs for the project will be R65,977 per kilogram, with average working costs of R543 per ton. The planned capital investment per reserve ounce is US$51 and the project will deliver a return of 8 per cent.
Shaft sinking will commence in October 2007 and is expected to be completed late in calendar year 2011, after which it will take a further 12 months to equip the proposed 200,000 ton per month shaft.
Horizontal development to intersect reef on all seven planned production levels will be completed by the middle of calendar year 2014. Planned full production of 170,000 reef tons hoisted per month will be achieved during
2019.

To compensate for the challenges presented by mining at depth, the proven method of narrow reef mining with closely spaced dip pillars of 40 meters wide and mining spans of 140 meters, with backfill for in-stope support, will be employed. The collaborative Deep Mine Research Project conducted by the
CSIR and the major gold producers in South Africa confirmed this as the most appropriate method for mining at depth.
To achieve productive working conditions in an environment with virgin rock temperatures exceeding 55
0
centigrade, the mine will utilise state of the art
cooling technology, including bulk air cooling, chilled service water and ice technology.
The mine design provides for other innovative technologies such as electric rock drilling, mechanised development and state of the art communication systems.
Kloof Gold Mine: Kloof Extension Area (KEA) Decline Shaft Project
At the Kloof Gold Mine Gold Fields plans to invest R1.4 billion in the development of a Decline Shaft System to provide access to the Kloof Extension
Area (KEA). The KEA, which is down dip from the existing Three Sub Vertical
Shaft and North of the existing Four Sub Vertical Shaft, is at an average mining depth of 3,827 meters below datum and, at its deepest point, will be 4,020 meters below datum, making it the second deepest mine in the world.
This Project will enable Kloof to mine an additional two million ounces of reserves, contained in a resource of 4.5 million ounces, and will add incremental gold production to Kloof’s production profile from 2011 to 2021. The project will mine the Ventersdorp Contact Reef (VCR) below 43 level down to 48 level, at a head grade of 12,1 grams per ton.
The project was planned using a long-term gold price of R100,000 per kilogram with a break even gold price of R83,137 per kilogram. The life of mine cash costs for the project will be R58,244 per kilogram, with average working costs of
R864 per ton. The planned capital investment per reserve ounce is US$95 and the project will deliver a return of 14.6 per cent.
The sinking of the decline shaft will commence in July 2007 with the five planned production levels coming into production over a 9-year period. The first reef intersection on 44 Level is expected in the second half of 2009, when the first gold will be produced from this project. Planned full production of 60,000 reef tons per month will be reached during 2018.
A conventional narrow reef mining method with closely spaced dip pillars of 35 meters wide and mining spans of 110 meters will be used. As at Driefontein, state of the art cooling technology, electric rock drilling, mechanised development and communication systems will be utilised.
To minimise travelling time to and from working places, the transportation of personnel will be by means of a chairlift system, separated from the transportation of rock and materials in the decline.
The project is being designed to accommodate a possible extension to below 48 level, where the potential exist for additional reserves.
Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.2 million ounces from mines in South Africa,

Ghana, Australia and Venezuela, as well as a developing mine at Cerro Corona in Peru. The Company has ore reserves of 65 million ounces and mineral resources of 179 million ounces. Gold Fields has its primary listing on the
Johannesburg Securities Exchange and secondary listings on the NYSE, LSE,
Euronext in Paris and Brussels, and on the Swiss Exchange. All of Gold Fields'
operations are ISO 14001 certified.
ends

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 September 2006

GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs